May 21, 2025

Alexander Cumbo
President, Chief Executive Officer and Director
Solid Biosciences Inc.
500 Rutherford Avenue, Third Floor
Charlestown, MA 02129

       Re: Solid Biosciences Inc.
           Registration Statement on Form S-3
           Filed May 15, 2025
           File No. 333-287325
Dear Alexander Cumbo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Caroline Dotolo, Esq.